UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form S-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

Second-Quarter 2012 Results

Vimicro International Corporation (“Vimicro” or the “Company”) reports its unaudited financial results for the second quarter ended June 30, 2012.

Net revenue in the second quarter of 2012 was $20.1 million, as compared to a net revenue of $11.6 million in the first quarter of 2012 and $14.2 million from continuing operations in the second quarter of 2011. The 41.8% year-over-year revenue increase was driven by the growth in sales of both PC-camera processors and surveillance solutions.

Gross profit in the second quarter of 2012 was $6.9 million, as compared to $4.8 million in the second quarter of 2011. The gross margin in the second quarter of 2012 was 34.1%, compared with 33.5% in the second quarter of 2011 and 30.6% in the first quarter of 2012. The increase in gross margin reflected a more favorable product mix.

Operating expenses in the second quarter of 2012 were $8.5 million, as compared to $12.3 million in the second quarter of 2011. The year-over-year decrease in operating expenses reflected the Company’s restructuring efforts and cost-control initiatives. The operating loss was $1.6 million in the second quarter of 2012, compared to $7.5 million in the second quarter of 2011.

The Company’s non-GAAP net income attributable to Vimicro was $729,000, or approximately $0.02 per ADS on a diluted basis in the second quarter of 2012, as compared to a non-GAAP net loss attributable to Vimicro of $5.6 million, or $0.09 per ADS from continuing operations in the second quarter of 2011. The non-GAAP net income attributable to Vimicro reflected an adjustment for exclusion of $1.1 million in non-cash, share-based compensation.

The Company recorded positive cash flow from operations of $4.7 million in the second quarter of 2012. As of June 30, 2012, the Company had cash and cash equivalents of approximately $35.5 million, held-to-maturity securities of $4.0 million and restricted cash of $6.3 million, totaling $45.8 million. Vimicro had a total current assets of approximately $92.5 million, a working capital of approximately $61.7 million and long-term bank loans of $4.7 million recorded on its balance sheet as of June 30, 2012.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributed to Vimicro International Corporation and non-GAAP diluted net income /(loss) per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expense. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China on June 29, 2012, which was RMB 6.3249 to $1.00.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	6/30/2012	12/31/2011
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$35,536	$49,227
Restricted cash	6,275	3,520
Held-to-maturity	3,953	0
Accounts and notes receivable, net of provision for doubtful accounts of $1,822 and $2,340 as of December 31, 2011 and June 30, 2012, respectively	20,445	17,895
Amounts due from related party	4,559	4,831
Inventories	18,265	18,734
Prepayments and other current assets, net of provision for doubtful accounts of $162 and $180 as of December 31, 2011 and June 30, 2012, respectively	3,129	4,057
Deferred tax assets	357	356
Total current assets	92,519	98,620
Investment in an unconsolidated affiliate	1,514	1,520
Property, equipment and software, net	14,826	14,266
Land use rights	21,254	21,488
Deferred tax assets-non current	112	112
Other assets	1,238	1,291
Total assets	131,463	137,297

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable	7,984	9,280
Notes payable	485	1,013
Amounts due to related party	1,447	963
Taxes payable	2,053	1,209
Advances from customers	2,405	1,916
Accrued expenses and other current liabilities	7,162	8,333
Deferred government grant	9,264	5,910
Total current liabilities	30,800	28,624
Non-Current liabilities:
Deferred tax liabilities	33	33
Product warranty	386	300
Long-term bank loan	4,743	0
Total liabilities	35,962	28,957

Commitments and contingencies

Shareholders’ equity:
Ordinary shares,$0.0001 par value, 500,000,000 shares authorized, 139,953,296 and 118,889,892 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively	15	15
Additional paid-in capital	160,131	158,879
Treasury stock	(13,077)	(6,490)
Accumulated other comprehensive income	12,688	12,850
Accumulated deficit	(86,649)	(82,630)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	75,890	85,406
Non-controlling interest	19,611	22,934
Total shareholders’ equity	95,501	108,340

Total liabilities and shareholders’ equity	131,463	137,297

Vimicro International Corporation

Consolidated Statement of Comprehensive Loss

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2012 Q2	2012 Q1	2011 Q2
	(unaudited)	(unaudited)	(unaudited)

Net revenue	20,140	11,570	14,200

Cost of revenue	(13,275)	(8,027)	(9,437)

Gross profit	6,865	3,543	4,763

Operating expenses:
Research and development, net	(3,052)	(3,482)	(5,676)
Selling and marketing	(2,348)	(2,476)	(3,681)
General and administrative	(3,097)	(3,041)	(2,953)

Total operating expenses	(8,497)	(8,999)	(12,310)

Loss from operations	(1,632)	(5,456)	(7,547)

Other income:
Interest income	125	90	165
Foreign exchange gain/(loss), net	(159)	36	447
Gain on disposal of marketable equity securities	0	0	632
Others, net	1	1	15

Loss before income taxes and share of profit of an unconsolidated affiliate	(1,665)	(5,329)	(6,288)

Income taxes expense	(175)	(194)	(53)

Net loss before share of profit of an unconsolidated affiliate	(1,840)	(5,523)	(6,341)

Net loss from continuing operations	(1,840)	(5,523)	(6,341)

Loss from discontinued operations, net of income tax	0	0	(2,230)

Net loss	(1,840)	(5,523)	(8,571)

Loss attributable to non-controlling interest	(1,497)	(1,847)	(2,268)

Loss attributed to Vimicro International Corporation	(343)	(3,676)	(6,303)

Loss per share - basic and diluted
continuing operations	(0.00)	(0.03)	(0.02)
discontinued operations	0.00	0.00	(0.02)

Loss per share- basic and diluted	(0.00)	(0.03)	(0.04)

Loss per ADS Basic and Diluted
continuing operations	(0.01)	(0.11)	(0.11)
discontinued operations	0.00	0.00	(0.06)

Loss per ADS- basic and diluted	(0.01)	(0.11)	(0.17)

Weighted average number of ordinary shares outstanding
Basic and Diluted	121,877,701	134,898,768	146,820,790

Weighted average number of ADS outstanding
Basic and Diluted	30,469,425	33,724,692	36,705,198

Other comprehensive income/(loss):
Foreign currency translation adjustment	(175)	36	867
Unrealized loss on marketable equity securities	0	0	(550)

Comprehensive loss	(2,015)	(5,487)	(8,254)
Comprehensive loss attributable to non-controlling interest	(1,498)	(1,826)	(1,866)
Comprehensive loss attributable to Vimicro International Corporation	(517)	(3,661)	(6,388)

Components of share-based compensation expenses are included in the following expense captions:
R&D	(462)	(83)	(197)
S&M	(50)	(20)	(27)
G&A	(560)	(77)	(474)

Total	(1,072)	(180)	(698)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data, unaudited)

	Three months ended June 30, 2012			Three months ended March 31, 2012			Three months ended June 30, 2011
	GAAP Result	Adjustment	Non- GAAP Result	GAAP Result	Adjustment	Non- GAAP Result	GAAP Result	Adjustment	Non- GAAP Result
Loss from operations	$(1,632)	$1,072	$(560)	$(5,456)	$180	$(5,276)	$(7,547)	$698	$(6,849)
Income/(loss) attributed to Vimicro International Corporation	(343)	1,072	729	(3,676)	180	(3,496)	(6,303)	698	(5,605)
Income/(loss) from continuing operations per ADS(**)	(0.01)	0.03	0.02	(0.11)	0.01	(0.10)	(0.11)	0.02	(0.09)

(*)	The adjustment is to exclude non-cash share-based compensation for employees and non-employees.
(**)	Loss per ADS refers to continuing operations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 10, 2012